  Exhibit 99.1

High Tide Recaps Key Milestones of 2022

  The Company closes the year as the top revenue-generating cannabis company in Canada
  The Company also announces the opening of its 150th Canna Cabana location

CALGARY, AB, Dec. 30, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to reflect on its key milestones for 2022, a year that saw record growth for the company. From becoming the top revenue-generating cannabis company in Canada to being recognized as one of Canada's "Top Growing Companies" for the second year in a row by the Globe and Mail, to the growth of its unique Cabana Club loyalty program to over 900,000 members, to entering a new lucrative vertical in the United States with the launch of cannabis seed sales, the Company continuously demonstrated that it is committed to the further diversification of its ecosystem while remaining a leader in bringing innovation to the cannabis retail landscape.

High Tide's 2022 Highlights:

  Total revenue for the nine months ended July 31, 2022, increased to CAD$248.6 million from CAD$127.3 million for the nine months ended July 31, 2021. Concurrent with the release of the Company's fiscal third quarter results, it disclosed that annualizing the revenue generated in the month of August 2022 results in a current revenue run rate exceeding CAD$400 Million.  High Tide has become the top revenue-generating1 cannabis company in Canada, according to New Cannabis Ventures2.
  Generated same-store sales increases of 46% during the three months ended July 31, 2022, compared to the same quarter in the prior year and 18% compared to the prior quarter.
  Delivered rapid growth in its unique Cabana Club loyalty program, which is the largest bricks-and-mortar cannabis loyalty program in Canada with over 900,000 members.
  Launched Cabana Elite, the first-of-its-kind cannabis paid membership loyalty program in Canada.
  Entered the British Columbia market, with six stores operating at the end of 2022.  The Company also anticipates the organic opening of its location in Kamloops, BC, imminently.
  Added 45 new Canadian stores, both organically and through accretive acquisitions, closing the year at 150 stores across Ontario, Manitoba, Saskatchewan, Alberta and British Columbia.
  Achieved a top 10 ranking in the diversified industries stocks category by the TSX Venture 50 for 2022.
  Ranked 21st out of 430 in the Globe and Mail's annual ranking of Canada's "Top Growing Companies" with 1970% revenue growth over three years. This marks the second year in a row the Company has earned a spot on this prestigious list.
  Closed a $19 million senior secured credit facility with connectFirst Credit Union Ltd., with an initial 5-year term, at connectFirst's floor interest rate.
  Rolled out 175 proprietary Fastendr Kiosks across 120 Canna Cabana stores.
  Launched its Cabana Cannabis Co. white-label offerings in the Canadian provinces of Ontario, Manitoba and Saskatchewan.
  Entered a new lucrative vertical in the United States with the launch of cannabis seed sales through its subsidiaries GrassCity and Smoke Cartel.
  Launched first-of-its-kind exclusive annual '420' prize package car giveaway valued at over $42,000.
  Increased international customer database to over 3 million, including approximately 2.4 million customers in the United States through its ancillary cannabis e-commerce platforms.
  Grew its World Vision sponsorship support to 300 children internationally after committing to sponsoring two additional children for every new store that opens in Canada.
  Increased its total employment footprint from just over 900 to over 1,400 during 2022 in order to manage growth.

COMPANY TO OPEN NEW STORE IN ETOBICOKE, ONTARIO

The Company also announced today that its Canna Cabana retail cannabis store located at 170 Queen Street North, Etobicoke, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use tomorrow, December 31, 2022. This first Etobicoke store is Canna Cabana's 150th in Canada and the 49th in Ontario. Anchored by two major discount retailers, this store is located within a major commercial plaza in the inner Toronto suburb of Etobicoke, containing a national arts and crafts retail chain. It is also a short drive away from Sherway Gardens, a large mall in the Greater Toronto Area that brings in customers from surrounding municipalities, like Mississauga, Canada's seventh largest city, which do not permit bricks-and-mortar cannabis sales within their boundaries.

"Once again, I would like to thank our loyal customers, team members and our shareholders for their ongoing support as we delivered yet another landmark year for High Tide, despite geopolitical, supply chain and economic challenges worldwide. With their support, we were able to execute our business plan, which saw us emerge as the top revenue-generating cannabis company in Canada. Our rapid revenue growth and positive adjusted EBITDA continue to expand as we leveraged the strengths of our diversified cannabis ecosystem, and experienced strong growth in our Cabana Club loyalty program, which now sits at over 900,000 members. I am optimistic that this continued growth in both revenue and customer loyalty will be recognized by the capital markets as macro-level global challenges outside of our control ease through 2023," said Raj Grover, President and Chief Executive Officer of High Tide.

"Despite most cannabis companies facing fierce challenges across the cannabis value chain, we have continued on our forward trajectory, delivering on our goals which included opening 150 locations in 2022 through laser-focused execution. The results we've yielded in Canada over the last couple of years give me confidence that our team will continue to execute and deliver in large and exciting markets like the United States and Germany as relevant laws and regulations materialize. I have said it before and want to re-iterate now that our ambition is to become a top-five MSO with significant retail operations beyond North America. We continue to strengthen our business with every passing year, and look forward to delivering yet another year of solid growth and significant market share gains heading into 2023," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 150 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; the Company making meaningful increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. A discussion of some of the material risk factors applicable to High Tide can be found in the "Non-Exhaustive List of Risk Factors" section in Schedule A to the Company's current annual information form, as such factors may be further updated from time to time in its periodic filings, available at www.sedar.com and www.sec.gov.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation about annualized revenue and current revenue run rate, which is all subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable law, the Company undertakes no obligation to update such FOFI.

[1] Ranking relates to companies reporting in CAD
[2] Based on reporting by New Cannabis Ventures as of November 14, 2022. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 30-DEC-22